Exhibit 4(j)

Description of the Company’s Common Stock
Registered Pursuant to Section 12
of the Securities Exchange Act of 1934

The following description of the Company’s capital stock is intended as a summary only. This description is based upon, and is qualified by reference to, the Company’s Amended and Restated Certificate of Incorporation (“certificate of incorporation”) and By-laws, each as filed with the Company’s Annual Report on Form 10-K, and the applicable provisions of Delaware corporation law.

General

As of January 31, 2020, the authorized capital stock of Illinois Tool Works Inc. (“ITW”) consists of 700,000,000 shares of common stock, par value $0.01 per share, and 300,000 shares of preferred stock, no par value. As of January 31, 2020, there were 318,864,237 shares of common stock issued and outstanding. No preferred stock is issued and outstanding.

Common Stock

Holders of common stock are entitled to one vote for each share held of record, in person or by proxy, at all meetings of the stockholders and on all propositions presented to such meetings (other than the election of any directors who may be elected by vote of the preferred stock voting as a class). The common stock does not entitle holders to cumulative voting rights in the election of directors. Holders of common stock do not have preemptive rights.

All outstanding shares of common stock are fully paid and nonassessable. Dividends may be paid on the common stock when and if declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution, or winding up of the affairs of ITW, its assets remaining, after provision for payment of creditors and holders of any preferred stock, are distributable pro rata among holders of its common stock.

The common stock is listed and traded on the NYSE under the symbol “ITW.” The transfer agent and registrar of the common stock is Broadridge Corporate Issuer Solutions, Inc., Philadelphia, PA.

Preferred Stock

ITW’s preferred stock is issuable in series. The preferred stock is senior to the common stock, both as to payment of dividends and distribution of assets. The designation, preferences and rights of each series may be established by the Board of Directors, including voting rights, dividends, redemption features, payments on liquidation and sinking fund provisions, if any. The preferred stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to finance acquisitions. The preferred stock also could be issued to persons friendly to current management with terms that could render more difficult or discourage attempts to gain control of ITW by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of current management. The preferred stock also could be used to dilute the stock ownership of persons seeking to obtain control of ITW.

Special Charter and By-law Provisions

ITW’s Amended and Restated Certificate of Incorporation and By-laws, as amended and restated, contain provisions that could render more difficult a merger, tender offer, proxy contest or attempt to gain control of the Board of Directors. The Amended and Restated Certificate of Incorporation prohibits stockholder action by written consent. The Amended and Restated Certificate of Incorporation and By-laws permit only the Board of Directors to fill vacancies on the Board of Directors, whether created by an increase in the number of directors or otherwise, and permit special meetings of stockholders to be called only by the chairman, the president or a majority of the Board of Directors, or, subject to procedural requirements set forth in the By‑laws, by stockholders that own at least 20%

of the Company’s outstanding common stock. The By-laws provide advance notice procedures for stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at any meeting of stockholders. Under the By-laws, up to 20 stockholders owning at least 3% of the Company’s outstanding common stock for at least 3 years may include nominations in the Company’s proxy materials for up to the greater of 25% of the Board of Directors or 2 directors, provided the stockholder(s) and nominee(s) satisfy the requirements specified in the By-laws. The By-laws also specify certain requirements regarding the form and content of a stockholder’s notice.